PPG Industries, Inc. (PPG)
Voluntary submission by John Chevedden, P.O. Box 2673, Redondo Beach, California 90278
PPG Shareholder
Shareholder Alert
Proposals 4 and 5 are the most important items on the ballot!

It is time to tell Hugh Grant, the Chairman of the PPG Corporate Governance Committee, to get serious about passing proposals 4 and 5 – the most important items on the ballot:

4. To vote on an amendment of the Company’s Articles of Incorporation to provide for the annual election of directors;
5. To vote on an amendment of the Company’s Articles of Incorporation and Bylaws to replace the supermajority voting requirements;

Due to the antiquated PPG corporate governance these 2 items need 80% of the vote from every last share of PPG stock.
A share that is not voted is the same as a share that votes no.
The PPG shareholders who voted on a proposal similar to Proposal 4 in 2015 voted in favor by a margin 50-to-1 but not enough shareholders voted.
Ask Mr. Grant why PPG has not emphasized to shareholders that this is the reason that votes for these 2 proposals are so important.

It would be egg-on-the-face of the Board and Mr. Grant to come close to obtaining the necessary votes and still fail on these 2 important proposals.

Apparently Mr. Grant can be contacted through:
John Bruno  <jbruno@ppg.com>
Director, PPG Investor Relations

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*
*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.
This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote for Proposals 4  and 5 by following the instructions provided in the management proxy mailing.